601 Lexington Avenue New York, New York 10022
Michael Kim
To Call Writer Directly: (212) 446-4746 michael.kim@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

July 6, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention:	Ms. Mara L. Ransom
Ms. Catherine Brown

Re:	Fidelity National Information Services, Inc. Registration Statement on Form S-4 Filed June 4, 2012 File No. 333-181871

Dear Ms. Mara L. Ransom,

This letter is being furnished on behalf of Fidelity National Information Services, Inc., a Georgia corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 27, 2012 to Michael L. Gravelle, Corporate Executive Vice President, with respect to the Company’s Registration Statement on Form S-4 (File No. 333-181871) (the “Registration Statement”) that was filed on June 4, 2012.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Amendment No. 1 has been revised to reflect the Company’s responses to the comments from the Staff. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 1, two of which have been marked to show changes from the last filing of the Registration Statement.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

July 6, 2012

Information Incorporated by Reference, page ii

1.	Staff Comment: Please specifically incorporate by reference each Current Report on Form 8-K filed since the end of your last fiscal year. See Item 11(a)(2) of Form S-4.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page ii to include each Current Report on Form 8-K filed since the end of the Company’s last fiscal year.

Forward-Looking Statements, page ii

2.	Staff Comment: We note that you reference the “U.S. federal securities laws” to define “forward-looking statements.” Please confirm to us your understanding that the safe harbor for forward looking statements contained in Securities Act Section 27A is unavailable to statements made in connection with tender offers.

Response: We confirm that it is our understanding that the safe harbor for forward-looking statements contained in Securities Act Section 27A is unavailable to statements made in connection with tender offers.

Undertakings, page II-21

3.	Staff Comment: Please include the undertaking required by Item 512(a)(6) of Regulation S-K.

Response: Based upon the Staff’s comment, the Company has revised the undertakings on page II-21 to include the undertaking required by Item 512(a)(6) of Regulation S-K.

Signatures, page II-45

4.	Staff Comment: Please include the signature of the principal financial officer and principal accounting officer or controller for Metavante Payment Services, LLC. See Instruction 1 to Signatures of Form S-4.

Response: Based upon the Staff’s comment, the Company has revised the signatures on page II-45 to include the signature of the principal financial officer and principal accounting officer or controller for Metavante Payment Services, LLC.

Exhibits 5.1 through 5.15

5.	Staff Comment: We have the following comments with respect to the legal opinions filed as exhibits to the registration statement.

•	Please file Attachment B to the legal opinions filed as exhibits 5.4, 5.5, 5.12 and 5.13.

July 6, 2012

•

Please delete the limitation on reliance contained in either the penultimate or closing paragraphs of the opinions filed as exhibits 5.8, 5.9, 5.10, 5.11, 5.14 and 5.15, as purchasers of the securities may rely on counsels’ opinions. See Section II.B.3.d of Staff Legal Bulletin No. 19.

•	Please remove assumption (h) on page 2 of the opinions filed as exhibits 5.8 and 5.9, as such assumption is inappropriate.

•	Please revise assumption (B) on page 4 of the opinions filed as exhibits 5.10 and 5.11 to exclude from the assumption the entity that is the subject of the opinion.

Response: Based upon the Staff’s comment, the Company has revised Exhibits 5.1 through 5.15 to address all of the foregoing requests.

*    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at me at (212) 446-4746 or Joshua N. Korff at (212) 446-4943.

Sincerely,

/s/ Michael Kim

Michael Kim

Cc:	Michael L. Gravelle, Corporate Executive Vice President Fidelity National Information Services, Inc.